SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SemiLEDs Corporation

(Name of Issuer)

Common Stock, par value $0.0000056

(Title of Class of Securities)

816645105

(CUSIP Number)

James B. Alderman

1099 West Front Street

Boise, Idaho 83702

(208) 780-7316

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 25, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

(Continued on following pages)

CUSIP No. 816645105

1.	NAMES OF REPORTING PERSONS: Simplot Taiwan Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 989,934[1] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 1,489,934[1] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,489,934[1] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.4%[2]
14.	TYPE OF REPORTING PERSON (See Instructions): CO

[1]

Consists of (i) 989,934 shares of Common Stock (“Shares”) held of record by Simplot Taiwan Inc., a wholly-owned subsidiary of J.R. Simplot Company, and (ii) 500,000 Shares that may be deemed to be beneficially owned by Simplot Taiwan Inc. by virtue of a convertible promissory note that is convertible into Shares at any time (the “Note”).

[2]

Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) the sum of (i) 3,594,015 Shares outstanding as of November 13, 2019, as reported in the issuer’s Annual Report on Form 10-K filed November 20, 2019; plus (ii) 500,000 Shares into which the Note may be converted.

CUSIP No. 816645105

1.	NAMES OF REPORTING PERSONS: J.R. Simplot Company
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 1,489,934[3] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 1,489,934[3] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,489,934[3] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 36.4%[4]
14.	TYPE OF REPORTING PERSON (See Instructions): CO

[3]

Consists of (i) 989,934 Shares held of record by Simplot Taiwan Inc., a wholly-owned subsidiary of J.R. Simplot Company, and (ii) 500,000 Shares that may be deemed to be beneficially owned by Simplot Taiwan Inc. by virtue of the Note.

[4]

Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) the sum of (i) 3,594,015 Shares outstanding as of November 13, 2019, as reported in the issuer’s Annual Report on Form 10-K filed November 20, 2019; plus (ii) 500,000 Shares into which the Note may be converted.

CUSIP No. 816645105

1.	NAMES OF REPORTING PERSONS: JRS Properties III LLLP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 31,036[5] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 31,036[5] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,036[5] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%[6]
14.	TYPE OF REPORTING PERSON (See Instructions): PN

[5]	Consists of 31,036 Shares held of record by JRS Properties III LLLP.
[6]

Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) 3,594,015 shares outstanding as of November 13, 2019, as reported in the issuer’s Annual Report on Form 10-K filed November 20, 2019.

CUSIP No. 816645105

1.	NAMES OF REPORTING PERSONS: JRS Management L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 31,036[7] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 31,036[7] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 31,036[7] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.9%[8]
14.	TYPE OF REPORTING PERSON (See Instructions): HC

[7]	Consists of 31,036 Shares held of record by JRS Properties III LLLP. JRS Management L.L.C. is the general partner of JRS Properties III LLLP.
[8]

Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 11, by (b) 3,594,015 shares outstanding as of November 13, 2019, as reported in the issuer’s Annual Report on Form 10-K filed November 20, 2019.

CUSIP No. 816645105

1.	NAMES OF REPORTING PERSONS: Scott R. Simplot
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): a. ☐ b. ☐
3.	SEC USE ONLY:
4.	SOURCE OF FUNDS (See Instructions): OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Idaho

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0 shares
	8.	SHARED VOTING POWER: 1,520,970[9] shares
	9.	SOLE DISPOSITIVE POWER: 0 shares
	10.	SHARED DISPOSITIVE POWER: 1,520,970[9] shares

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,520,970[9] shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 37.2%[10]
14.	TYPE OF REPORTING PERSON (See Instructions): IN

[9]

Consists of (i) 989,934 shares held of record by Simplot Taiwan Inc. (ii) 500,000 shares that may be deemed to be beneficially owned by Simplot Taiwan Inc. by virtue of the Note, and (iii) 31,036 Shares held of record by JRS Properties III LLLP. Mr. Simplot is the chairman of J.R. Simplot Company and a manager of JRS Management, L.L.C. Mr. Simplot disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

[10]

Based on the quotient obtained by dividing (a) the aggregate number of Shares beneficially owned by the Reporting Persons as set forth in Row 9, by (b) the sum of (i) 3,594,015 shares outstanding as of November 13, 2019, as reported in the issuer’s Annual Report on Form 10-K filed November 20, 2019; plus (ii) 500,000 shares into which the Note may be converted.

CUSIP No. 816645105

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.0000056 per share (the “Common Stock”), of SemiLEDS Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3F, No. 11 Ke Jung Rd., Chu-Nan Site, Hsinchu Science Park, Chu-Nan 350, Miao-Li County, Taiwan, R.O.C.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule 13D is being jointly filed by:

•	Simplot Taiwan Inc., an Idaho corporation (“Simplot Taiwan”);

•	J.R. Simplot Company, a Nevada corporation (“Simplot Company”), which owns 100% of the common stock of Simplot Taiwan;

•	JRS Properties III LLLP, an Idaho limited liability limited partnership (“JRS Properties”);

•	JRS Management, L.L.C., an Idaho limited liability company (“JRS Management”); and

•	Scott R. Simplot (“Mr. Simplot”), the chairman of Simplot Company and a manager of JRS Management.

The Reporting Persons entered into a Joint Filing Agreement dated February 28, 2020, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal office of each of the Reporting Persons is 1099 West Front Street, Boise, Idaho 83702.

(c)	Each Reporting Person is engaged in the food and agribusiness industry as its principal business. The principal occupation of Mr. Simplot is serving as chairman of Simplot Company.

(d)-(e)

None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 25, 2019, Simplot Company purchased a Convertible Unsecured Promissory Note (the “Note”) in the principal amount of $1,500,000, from the Issuer. The Note is convertible into Common Stock at any time at a conversion price of $3.00 per share. Accordingly, Simplot Company may be deemed to beneficially own the shares of Common Stock into which the Note is convertible. The Note was purchased with funds of Simplot Company held for investment purposes. On February 7, 2020, Simplot Company assigned the Note to Simplot Taiwan for no consideration.

Previously, Simplot Taiwan and JRS Properties received shares of Common Stock via conversion of their shares of Preferred Stock in the Issuer upon the effectiveness of the Issuer’s Registration Statement on Form S-1 filed on December 8, 2010. Such shares of Preferred Stock were purchased with funds of Simplot Taiwan and JRS Properties held for investment purposes.

ITEM 4.	PURPOSE OF TRANSACTION

Simplot Company purchased the Note for investment purposes. Simplot Taiwan obtained the Note from Simplot Company for investment purposes. At this time, none of the Reporting Persons has any current plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D, except as Mr. Simplot may be expected to consider in the course of his service on the Board of Directors of the Issuer.

The Reporting Persons reserve the right to change their plans and intentions with respect to the Issuer and may, from time to time, formulate other purposes, plans or proposals regarding the Issuer or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any action taken by the Reporting Persons may be effected at any time or from time to time, subject to any applicable limitations imposed thereon by any applicable laws and the terms of the agreements referenced herein.

CUSIP No. 816645105

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b)

Simplot Taiwan is the beneficial owner of 1,489,934 shares of Common Stock, equal to 36.4% of the Common Stock, as calculated on the part of the cover page for Simplot Taiwan. Simplot Taiwan does not have sole voting or dispositive power over any such shares. Simplot Taiwan shares the voting and dispositive power over such shares with Simplot Company and Mr. Simplot.

Simplot Company is the beneficial owner of 1,489,934 shares of Common Stock, equal to 36.4% of the Common Stock, as calculated on the part of the cover page for Simplot Company. Simplot Company does not have sole voting or dispositive power over any such shares. Simplot Taiwan shares the voting and dispositive power over such shares with Simplot Taiwan and Mr. Simplot.

JRS Properties is the beneficial owner of 31,036 shares of Common Stock, equal to 0.9% of the Common Stock, as calculated on the part of the cover page for JRS Properties. JRS Properties does not have sole voting or dispositive power over any such shares. JRS Properties shares the voting and dispositive power over such shares with JRS Management and Mr. Simplot, as well as with Stephen A. Beebe, the other manager of JRS Management.

JRS Management is the beneficial owner of 31,036 shares of Common Stock, equal to 0.9% of the Common Stock, as calculated on the part of the cover page for JRS Management. JRS Management does not have sole voting or dispositive power over any such shares. JRS Management shares the voting and dispositive power over such shares with JRS Properties and Mr. Simplot, as well as with Mr. Beebe.

Mr. Simplot is the beneficial owner of 1,520,970 shares of Common Stock, equal to 37.2% of the Common Stock, as calculated on the part of the cover page for Mr. Simplot. Mr. Simplot does not have sole voting or dispositive power over any such shares. Mr. Simplot shares the voting and dispositive power over such shares with Simplot Taiwan, Simplot Company, JRS Properties and JRS Management. Mr. Simplot disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.

(c)	Simplot Company purchased the Note on November 25, 2019 and assigned it to Simplot Taiwan on February 7, 2020.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Simplot Company owns 100% of the common stock of Simplot Taiwan.

JRS Management is the general partner of JRS Properties.

Mr. Simplot is chairman of Simplot Company.

Mr. Simplot is a manager of JRS Management.

Mr. Simplot serves on the Board of Directors of the Issuer.

All of the Reporting Persons are party to a Joint Filing Agreement

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement dated February 28, 2020

CUSIP No. 816645105

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2020

SIMPLOT TAIWAN INC.

By	/s/ Scott R. Simplot

Name:	Scott R. Simplot
Title:	Director

J.R. SIMPLOT COMPANY

By	/s/ Scott R. Simplot

Name:	Scott R. Simplot
Title:	Chairman of the Board

JRS PROPERTIES III LLLP

By	/s/ Scott R. Simplot

Name:	Scott R. Simplot
Title:	Manager, JRS Management L.L.C.

JRS MANAGEMENT L.L.C.

By	/s/ Scott R. Simplot

Name:	Scott R. Simplot
Title:	Manager

SCOTT R. SIMPLOT

/s/ Scott R. Simplot